# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gulfport Energy Corporation, CIK 0000874499
CUSIP: 402635502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 713 Market Drive, Oklahoma City, Oklahoma (OK), 73114
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0001123292-21-000901
Filed by CIK 0001332784
Persons authorized to receive notices and communications: Steven Weiser, 2 Greenwich Plaza, Suite 1, Greenwich, Connecticut (CT), 06830, 203-542-4200

## Reporting persons
- Silver Point Capital, L.P. (CIK 0001332784): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,377,238; sole dispositive power 0; shared dispositive power 4,377,238; aggregate amount beneficially owned 4,377,238 (22.8% of the class)
- Edward A. Mule (CIK 0001029625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,377,238; sole dispositive power 0; shared dispositive power 4,377,238; aggregate amount beneficially owned 4,377,238 (22.8% of the class)
- Robert J. O'Shea (CIK 0001382617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,377,238; sole dispositive power 0; shared dispositive power 4,377,238; aggregate amount beneficially owned 4,377,238 (22.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Gulfport Energy Corporation
Address of issuer's principal executive offices: 713 Market Drive, Oklahoma City, Oklahoma (OK), 73114
Comment: Explanatory Note: This Amendment No. 12 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on May 27, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on June 10, 2021, as further amended by Amendment No. 2 filed by the Reporting Persons on June 21, 2021, as further amended by Amendment No. 3 filed by the Reporting Persons on June 23, 2023, as further amended by Amendment No. 4 filed by the Reporting Persons on June 28, 2023, as further amended by Amendment No. 5 filed by the Reporting Persons on September 8, 2023, as further amended by Amendment No. 6 filed by the Reporting Persons on December 6, 2023, as further amended by Amendment No. 7 filed by the Reporting Persons on December 13, 2023, as further amended by Amendment No. 8 filed by the Reporting Persons on March 21, 2024, as further amended by Amendment No. 9 filed by the Reporting Persons on September 23, 2024, as further amended by Amendment No. 10 filed by the Reporting Persons on November 25, 2024, and as further amended by Amendment No. 11 filed by the Reporting Persons on December 20, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

On January 13, 2025, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P., and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (collectively, "Silver Point") sold an aggregate of 429,253 shares of Common Stock at a price per share of $185.22.

The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 4,377,238 shares, consisting of (a) 2,681,309 shares plus (b) 1,695,929 shares issuable upon the exercise of 23,743 shares of Preferred Stock.

As reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2024, as of October 28, 2024, there were 17,727,799 shares of Common Stock issued and outstanding, and as of September 30, 2024, there were 43,745 shares of Preferred Stock issued and outstanding (which shares of Preferred Stock vote together on an as-converted basis with the Common Stock as a single class). Additionally, (i) as reported in the Issuer's Form 8-K filed with the SEC on November 26, 2024, the Issuer repurchased 150,000 shares of Common Stock on November 21, 2024, and (ii) as reported in the Issuer's Form 8-K filed with the SEC on December 23, 2024, the Issuer repurchased 79,410 shares of Common Stock on December 19, 2024. Percent ownership calculations in this Schedule 13D are calculated by using (a) 17,727,799 shares of Common Stock minus (b) 229,410 shares of Common Stock repurchased by the Issuer plus (c) 1,695,929 shares of Common Stock issuable upon the conversion of the 23,743 shares of Preferred Stock beneficially owned by the Reporting Persons. Assuming conversion of all outstanding shares of the Issuer's Preferred Stock, the Reporting Persons beneficially own approximately 21.3% of the outstanding voting securities of the Issuer (including in the denominator all 3,100,000 shares of common stock issuable upon the conversion of the Preferred Stock outstanding).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The disclosure in Item 4 herein is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 1 Joint Filing Agreement, dated as of January 15, 2025, by and among the Reporting Persons.
Exhibit 2 Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer's Form 8-K filed with the SEC on May 17, 2021).
Exhibit 3 Power of Attorney of Edward A. Mule (incorporated herein by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert O'Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).
Exhibit 4 Power of Attorney of Robert O'Shea (incorporated herein by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert O'Shea with the SEC on February 16, 2016 relating to TopBuild Corp.).
Exhibit 5 Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the SEC on May 17, 2021).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (01/15/2025)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (01/15/2025)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (01/15/2025)